Berry Only Inc.
722B Kingston Road
Toronto, Ontario M4E 1R7

December 9, 2010

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Jessica Kane

Re:          Berry Only Inc.
Registration Statement on Form S-1
File No. 333-168897

Dear Ms. Kane

In addition to our December 2, 2010 response to your comment letter dated November 22, 2010, we would like to clarify the following:

Selling Shareholders, page 9

None of the shareholders purchased their shares with the intent to distribute or to act as an underwriter.

Yours truly,

/s/ David Guest

David Guest
President